FIRST TRUST EXCHANGE-TRADED FUND
                        120 EAST LIBERTY DRIVE, SUITE 400
                             WHEATON, ILLINOIS 60187



November 3, 2008


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Request for Withdrawal
         First Trust Exchange-Traded Fund
         (File Nos. 333-125751 and 811-21774)

Ladies and Gentlemen:

         On behalf of First Trust Exchange-Traded Fund, pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the withdrawal of the Request for Withdrawal filed on Form RW with the Securities and Exchange Commission on October 30, 2008 (Accession Number 0001445546-08-000504).

         We request the withdrawal of the Request for Withdrawal on Form RW because it was filed in error.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND



By: /s/ W. Scott Jardine
    ----------------------------------------
    W. Scott Jardine, Secretary